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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

REGENCY ENERGY PARTNERS LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
75885Y 10 7
(CUSIP Number)
David W. Knickel
c/o HM Capital Partners LLC
200 Crescent Court, Suite 1600
Dallas, Texas 75201
(214) 740-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

copy to:
Rodney L. Moore
Vinson & Elkins LLP
2001 Ross Avenue
Suite 3700
Dallas, Texas 75201-2975
(214) 220-7781
February 15, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75885Y 10 7	13D

1	NAMES OF REPORTING PERSONS: HMTF Gas Partners II, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	43-2090230

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1)   As described in Item 5(e) below, on February 15, 2007, the Class B Units previously held by HMTF Gas Partners II, L.P. were converted into Common Units on a one-for-one basis, and HMTF Gas Partners II, L.P., distributed all of the Common Units held by it to its ultimate partners. As part of such distribution, 3 Units were distributed to HMTF GP L.L.C. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	75885Y 10 7	13D

1	NAMES OF REPORTING PERSONS: HMTF GP II, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	42-2090229

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1)   As described in Item 5(e) below, on February 15, 2007, the Class B Units previously held by HMTF Gas Partners II, L.P. were converted into Common Units on a one-for-one basis, and HMTF Gas Partners II, L.P., distributed all of the Common Units held by it to its ultimate partners. As part of such distribution, 3 Units were distributed to HMTF GP L.L.C. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	75885Y 10 7	13D

1	NAMES OF REPORTING PERSONS: HMTF GP, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
55-0872404

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3 Common Units(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

*%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
*   Less than one percent.
(1)   As described in Item 5(e) below, on February 15, 2007, the Class B Units previously held by HMTF Gas Partners II, L.P. were converted into Common Units on a one-for-one basis, and HMTF Gas Partners II, L.P., distributed all of the Common Units held by it to its ultimate partners. As part of such distribution, 3 Units were distributed to HMTF GP L.L.C. The relationship of the parties filing this Schedule 13D is described in Item 2.

Item 5. Interest in Securities of the Issuer
     (c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Filing Parties except for the distribution of Common Units by HMTF Gas Partners, L.P., as described in Item 5(e) below.
     (e) On February 15, 2007, the Class B Units previously held by HMTF Gas Partners II, L.P. were converted into Common Units on a one-for-one basis, and HMTF Gas Partners II, L.P., distributed all of the Common Units held by it to its ultimate partners. As part of such distribution, 3 Units were distributed to HMTF GP L.L.C. As a result of such distributions, each of Filing Parties ceased to beneficially own 5% or more of the Common Units and no longer is required to file a Schedule 13D with respect to the Common Units.
Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement (filed as Exhibit A to the Filing Parties Schedule 13D dated December 17, 2006).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 4, 2007

HMTF GAS PARTNERS II, L.P.
By:	HMTF GP II, L.L.C.

By:	/s/ Jason Downie
Jason Downie, Vice President

HMTF GP II, L.L.C.
By:	/s/ Jason Downie
Jason Downie, Vice President

HMTF GP, L.L.C.
By:	/s/ Jason Downie
Jason Downie, Vice President